                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                          Collins & Aikman Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   194830 10 5

                                 (CUSIP Number)

                              Stephen V. O'Connell
                       Wasserstein Management Partners, LP
                           1301 Avenue of the Americas
                            New York, New York 10019
                            Tel. No.: (212) 702-5689

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 15, 2002

             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.


CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                              PAGE 2 OF 15


--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Wasserstein/C&A Holdings, L.L.C.
                   13-3805480
--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) / /
                                                                                                           (b) / /

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

----------------------------- -------- ---------------------------------------------------------------------------------------------
      NUMBER OF SHARES        7        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                        13,049,009
                              -------- ---------------------------------------------------------------------------------------------
                              8        SHARED VOTING POWER


                              -------- ---------------------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                13,049,009
                              -------- ---------------------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER


--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   13,049,009
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.77%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   OO
--------- --------------------------------------------------------------------------------------------------------------------------


CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                              PAGE 3 OF 15


--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Wasserstein Perella Partners, L.P.
                   13-3495748

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) / /
                                                                                                           (b) / /

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ---------------------------------------------------------------------------------------------
      NUMBER OF SHARES        7        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH                     13,049,009
   REPORTING PERSON WITH
                              -------- ---------------------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                              -------- ---------------------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                13,049,009
                              -------- ---------------------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER


--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   13,049,009
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.77%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------


CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                              PAGE 4 OF 15


--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Wasserstein Management Partners, LP
                   13-4149909
--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) / /
                                                                                                           (b) / /

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ---------------------------------------------------------------------------------------------
      NUMBER OF SHARES        7        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH                     13,049,009
   REPORTING PERSON WITH
                              -------- ---------------------------------------------------------------------------------------------
                              8        SHARED VOTING POWER


                              -------- ---------------------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                13,049,009
                              -------- ---------------------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   13,049,009
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.77%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------


CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                              PAGE 5 OF 15


--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cypress Management Partners, LLC
                   13-4149895
--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) / /
                                                                                                           (b) / /

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ---------------------------------------------------------------------------------------------
      NUMBER OF SHARES        7        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH                            13,067,009
   REPORTING PERSON WITH
                              -------- ---------------------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                              -------- ---------------------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                13,067,009
                              -------- ---------------------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   13,067,009
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.78%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   OO
--------- --------------------------------------------------------------------------------------------------------------------------


CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                              PAGE 6 OF 15


--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cypress Capital Assets, LP
                   13-4149894
--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) / /
                                                                                                           (b) / /
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ---------------------------------------------------------------------------------------------
      NUMBER OF SHARES        7        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH                            13,067,009
   REPORTING PERSON WITH
                              -------- ---------------------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                              -------- ---------------------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                13,067,009
                              -------- ---------------------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   13,067,009
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.78%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------


CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                              PAGE 7 OF 15


--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cypress Capital Advisors, LLC
                   13-4148965
--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) / /
                                                                                                           (b) / /

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ---------------------------------------------------------------------------------------------
      NUMBER OF SHARES        7        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                                13,067,009
                              -------- ---------------------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                              -------- ---------------------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                13,067,009
                              -------- ---------------------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   13,067,009
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.78%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   OO
--------- --------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 194830 10 5              SCHEDULE 13D                    PAGE 8 OF 15


                  This Statement on Schedule 13D relates to the shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Collins & Aikman Corporation (the "Issuer") and amends, with respect to the Reporting Persons (as hereinafter defined), the Schedule 13D filed on July 26, 1994 and amended and restated by Amendment 1 ("Amendment 1") to the Schedule 13D filed on January 25, 2001 by Blackstone Capital Partners L.P. ("BCP"), Blackstone Management Associates L.P. ("BMA"), Wasserstein/C&A Holdings, L.L.C. ("WC&A"), Wasserstein Perella Partners, L.P. ("WPP"), Wasserstein Management Partners, LP ("WMP"), Cypress Management Partners, LLC ("CMP"), Cypress Capital Assets, LP ("CCA"), Cypress Capital Advisors, LLC ("CCAD") and Bruce Wasserstein ("BW", together with WC&A, WPP, WMP, CMP, CCA, CCAD, BCP and BMA, the "Prior Reporting Persons") and further amended by Amendment 2 ("Amendment 2") to the
Schedule 13D filed on February 26, 2001 by the Prior Reporting Persons (such Statement on Schedule 13D as so amended and restated and further amended, the "Prior Schedule 13D"). Capitalized terms used herein without definition have meanings ascribed to such terms in Amendment 2.

ITEM 2 IDENTITY AND BACKGROUND

                  Pursuant to rule 13d-1(f) of Regulation 13D of the General Rules and Regulations under the Securities and Exchange Act of 1934 (the "Act"), this Statement is being jointly filed by the WC&A, WPP, WMP, CMP, CCA and CCAD (the "Reporting Persons.")

WASSERSTEIN/C&A HOLDINGS, L.L.C.

                  WC&A is a Delaware limited liability company with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of WC&A is to hold shares in the Issuer. The managing member of WC&A is WPP. WC&A owns certain of the Shares.

WASSERSTEIN PERELLA PARTNERS, L.P.

                  WPP is a Delaware limited partnership with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of WPP is the participation in merchant banking activities, including committing capital to the organization and consummation of leveraged buyout transactions and private equity investments. WPP controls WC&A, which owns certain of the Shares.

WASSERSTEIN MANAGEMENT PARTNERS, LP

                  WMP is a Delaware limited partnership with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. WMP is the General Partner of WPP. The principal business of WMP is to act as general partner to certain investment partnerships, including WPP.

CUSIP NO. 194830 10 5              SCHEDULE 13D                    PAGE 9 OF 15


WPPN, LP

                  WPPN is a Delaware limited partnership with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of WPPN is to hold investments in various companies. The general partner of WPPN is CMP. WPPN owns certain of the Shares.

CYPRESS MANAGEMENT PARTNERS, LLC

                  CMP is a Delaware limited liability company with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of CMP is to serve as the general partner of WMP and WPPN.

CYPRESS CAPITAL ASSETS, LP

                  CCA is a Delaware limited partnership with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of CCA is to own, manage, supervise and dispose of various investments, directly or through the control or ownership of various entities. CCA is the sole member of CMP.

CYPRESS CAPITAL ADVISORS, LLC,

                  CCAD is a Delaware limited liability company with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of CCAD is to serve as general partner of CCA. The board of CCAD is comprised of BW, Pamela Wasserstein ("PW") and Ellis Jones ("EJ"). BW's business address is 30 Rockefeller Plaza, New York, New
York 10020 and his principal occupation is Head of Lazard Freres & Co. LLC. BW is a citizen of the United States of America. BW owns certain of the Shares and may be deemed to be a control person of CCAD.

                  PW's business address is c/o Cypress Capital Advisors 1301 Avenue of the Americas, New York, New York 10019, and she is a full-time law student. EJ's business address is 1301 Avenue of the Americas, New York, New York 10019, and his principal occupation is Chief Executive Officer of Wasserstein & Co., LP ("W&C"). The executive officers of CCAD are EJ, George Majoros ("GM") and Robert Mersten ("RM"). The business address of each of GM and RM is 1301 Avenue of the Americas, New York, New York 10019 and the principal occupation of each of GM and RM is to serve as executive officers of W&C. GM, RM, EJ and PW are citizens of the United States of America.

                  None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative

CUSIP NO. 194830 10 5              SCHEDULE 13D                    PAGE 10 OF 15


body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4 PURPOSE OF TRANSACTION.

BACKGROUND

                  As previously reported on the Prior Schedule 13D, WC&A and BCC II, BFIP, BADP and BCP (collectively "Blackstone," and, together with WC&A, the "Sellers") entered into a Stock Purchase Agreement with Heartland Industrial Partners, L.P. ("Heartland"), dated as of January 12, 2001 (the "Stock Purchase Agreement"), pursuant to which the Sellers sold 27,000,000 shares of Common Stock to Heartland for an aggregate price of $135,000,000, or $5.00 a share. This sale was consummated on February 23, 2001. As previously reported on the Prior Schedule 13D, the Prior Reporting Persons beneficially owned 26,976,696 shares of Common Stock immediately following this sale for investment purposes and no longer control the Issuer.

                  Pursuant to the Share Purchase Agreement dated as of January 12, 2001 between the Issuer and Heartland, the Issuer issued 8,600,000 shares of Common Stock and 1,000,000 shares of Non-Voting Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Shares"), convertible into 16,400,000 shares of Common Stock, to Heartland for an aggregate purchase price of $125,000,000. Upon receiving shareholder approval at a Special Meeting on March 6, 2001, Heartland elected to convert each Convertible Preferred Share for
16.51 shares of Common Stock.

                  In connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Amended and Restated Stockholders Agreement, dated as of June 29, 1994, among BCP, WPP, the Issuer and Collins & Aikman Products Co. (the "Stockholders Agreement"), was terminated, and the Sellers, Heartland and the Issuer entered into a new Stockholders Agreement (the "New Stockholders Agreement"). Pursuant to such Agreement, the parties agreed to vote to ensure that the Board of Directors of the Issuer (the "Board") consisted of nine members before the conversion of the Convertible Preferred Shares into Common Stock and consists of thirteen members after such conversion. Heartland had the right to appoint four directors to the Board before such conversion and has the right to appoint seven afterwards, and each of Blackstone and WC&A were granted the right to appoint one director. A copy of the New Stockholders Agreement has been incorporated by reference as an exhibit to this Schedule 13D.

                  In addition, pursuant to the New Stockholders Agreement, Heartland received certain rights, including drag-along rights and the right of first refusal, and the Sellers received certain rights, including tag-along rights. In connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Issuer, the Sellers and Heartland entered into a Registration Rights Agreement, pursuant to which the Sellers and Heartland have demand and piggyback registration rights and the

CUSIP NO. 194830 10 5              SCHEDULE 13D                    PAGE 11 OF 15


Sellers have an absolute right to sell in any secondary offering prior to Heartland and any third party which desires to sell its Common Stock. A copy of the Registration Rights Agreement has been incorporated by reference as an exhibit to this Schedule 13D.

                  In connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Issuer, Heartland and the Sellers entered into a Profit Participation Agreement, pursuant to which Heartland granted the Sellers and the Issuer a contingent participating interest in the cash profits realized, if any, by Heartland upon the sale of the Shares Heartland purchased, up to $0.25 a share, which amount will increase (to the extent not received) by 6.8% annually (compounded quarterly). A copy of the Profit Participation Agreement has been incorporated by reference as an exhibit to this Schedule 13D.

                  Also in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Voting Agreement, dated as of June 29, 1994, between BCP and WPP was terminated.

TRANSACTION

                  WC&A has waived its rights pursuant to (1) Sections 3.3(a) and 3.3(c) of the New Stockholders Agreement to consent to certain transactions and
(2) Sections 6.3(a) and 6.4(b)(i) of the New Stockholders Agreement to designate one individual (and replacements therefor) for election to the Board. WC&A has also caused Mr. Stephen V. O'Connell, its one director previously so designated, to resign from the Board.

                  Subject only to WC&A's compliance with the terms of the New Stockholders Agreement, the Profit Participation Agreement and the Registration Rights Agreement, WC&A, WPP, WMP, CMP, CCA, CCAD and BW have terminated any agreement with BCP, BMA, BADP, BFIP and BCCII to act together for the purpose of acquiring or voting the equity securities of the Issuer.

                  The Reporting Persons continue to monitor and evaluate their investment in the Issuer in light of pertinent factors, including the following:
(i) the Issuer's business, operations, assets, financial condition and prospects and (ii) market, general economic and other conditions. In light of the foregoing factors and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may determine either directly or indirectly to (i) acquire additional securities of the Issuer; (ii) dispose of some or all of the securities of the Issuer which they beneficially own; or (iii) propose a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions, a sale or purchase of assets or securities of the Issuer or its subsidiaries or divisions, a recapitalization, reorganization or liquidation involving the Issuer or its subsidiaries or divisions or other similar actions. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of Shares by the Reporting Persons may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Issuer to effect one or

CUSIP NO. 194830 10 5              SCHEDULE 13D                    PAGE 12 OF 15


more of the transactions set forth above. In addition, the Reporting Persons or their affiliates may determine to increase or decrease their interests in the Issuer through one or more transactions in the open market or to distribute some or all of their interests in the Issuer to their partners or members.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

                  As of March 19, 2002, the aggregate number of shares and percentage of the outstanding Common Stock of which the Reporting Persons and individuals named in Item 2 have dispositive power over, based upon a total of 168,000,000 shares reported as outstanding by the Issuer as of December 31, 2001 (as reported by the Issuer in its February 21, 2002 press release), are as follows:

                  In accordance with such Rule 13d-5(b)(1), WC&A, WMP and WPP may be deemed to own beneficially 13,049,009 Shares, which constitute approximately 7.77% of the outstanding Shares; have sole voting power with respect to 13,049,009 of the Shares; have shared voting power with respect to none of the Shares; have sole dispositive power, subject to certain limitations under the New Stockholders Agreement, with respect to 13,049,009 of the Shares, and have shared dispositive power with respect to none of the Shares.

                  In accordance with such Rule 13d-5(b)(1), WPPN may be deemed to own beneficially 18,000 of the Shares, which constitute approximately 0.01% of the outstanding Shares; has sole voting power with respect to 18,000 of the Shares; has shared voting power with respect to none of the Shares; has sole dispositive power with respect to 18,000 of the Shares and has shared dispositive power with respect to none of the Shares.

                  In accordance with such Rule 13d-5(b)(1), CCAD, CCA, CMP, may be deemed to own beneficially 13,067,009 Shares, which constitute approximately 7.78% of the outstanding Shares; have sole voting power with respect to 13,067,009 of the Shares; have shared voting power with respect to none of the Shares; have sole dispositive power with respect to 13,067,009 of the Shares and have shared dispositive power with respect to none of the Shares.

                  In accordance with such Rule 13d-5(b)(1), BW may be deemed to own beneficially 13,129,399 Shares, which constitute approximately 7.82% of the outstanding Shares; has sole voting power with respect to 13,129,399 of the Shares; has shared voting power with respect to none of the Shares; has sole dispositive power with respect to 13,129,399 of the Shares, and has shared dispositive power with respect to none of the Shares.

                  Commencing February 25, 2002 and continuing through March 19, 2002, WC&A has sold an aggregate of 227,700 shares of Common Stock on the New York Stock Exchange at prices ranging from $7.96 per share to $9.31 per share. Except as set

CUSIP NO. 194830 10 5              SCHEDULE 13D                    PAGE 13 OF 15


forth above, no transactions in the Issuer's Common Stock have been effected by the Reporting Persons and individuals named in Item 2 during the last 60 days.

ITEM 6 MATERIAL TO BE FILED AS EXHIBITS

                  The following Exhibits 12 through 14 are incorporated herein by reference to Exhibits 9 to 11 in Amendment 2.

                  Exhibit 12         Stockholders Agreement

                  Exhibit 13        Registration Rights Agreement

                  Exhibit 14        Profit Participation Agreement

CUSIP NO. 194830 10 5              SCHEDULE 13D                    PAGE 14 OF 15



                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2002.

                                    WASSERSTEIN/C&A HOLDINGS, L.L.C.


                                    By:   /S/  STEPHEN V. O'CONNELL
                                       -----------------------------------------
                                          Name:  Stephen V. O'Connell
                                          Title:  President

                                    WASSERSTEIN PERELLA PARTNERS, L.P.


                                    By:   Wasserstein Management Partners, LP,
                                          its General Partner


                                          By:    /S/ ELLIS P. JONES
                                             -----------------------------------
                                             Name:  Ellis P. Jones
                                             Title: President

                                    WASSERSTEIN MANAGEMENT PARTNERS, LP


                                    By:   /S/ ELLIS P. JONES
                                       -----------------------------------------
                                          Name:  Ellis P. Jones
                                          Title: President

                                    CYPRESS MANAGEMENT PARTNERS, LLC


                                    By:   /S/ ELLIS P. JONES
                                       -----------------------------------------
                                          Name:  Ellis P. Jones
                                          Title:  President

CUSIP NO. 194830 10 5              SCHEDULE 13D                    PAGE 15 OF 15



                                    CYPRESS CAPITAL ASSETS, LP

                                    By:   Cypress Capital Advisors, LLC,
                                          its General Partner


                                          By:    /S/ ELLIS P. JONES
                                             -----------------------------------
                                              Name: Ellis P. Jones
                                              Title:  President

                                    CYPRESS CAPITAL ADVISORS, LLC


                                    By:   /S/ ELLIS P. JONES
                                       -----------------------------------------
                                          Name:  Ellis P. Jones
                                          Title:  President